Notice of Annual General Meeting and of Availability of Proxy Materials Notice is hereby given that Stantec Inc. (“ Stantec ” or the “ Company ”) will hold its annual general meeting: When: Notice of Annual General Meeting and of Availability of Proxy Materials Stantec Inc. Thursday, May 12, 2022 10:30 AM (MDT) Where: Virtual Meeting via live audio webcast online at http://web.lumiagm.com/216420437 password: stantec2022 (case sensitive) The meeting will be held to address the following business: Business of the Meeting For more information 1 Receive Stantec’s financial statements for the year ended December 31, 2021, together with the auditor’s report on those statements Page 12 of the Circular and Stantec’s 2021 Annual Report 2 Elect each of the directors of Stantec to hold office until the end of the next annual meeting or until their successors are appointed Pages 12 and 15 of the Circular 3 Appoint the auditor of Stantec and authorize the directors to fix the auditor’s remuneration Page 13 of the Circular 4 Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation Page 14 of the Circular 5 Transact any other business as may properly be brought before the meeting The board has fixed the close of business on March 22, 2022, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on the matters listed in this Notice. NOTICE - AND - ACCESS As permitted by Canadian securities regulators, Stantec is using the “notice - and - access” mechanism for delivery of its Management Information Circular (“ Circular ”) for our annual general meeting to both registered and beneficial shareholders. This means that our Circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our Circular online and how to request a paper copy. Notice - and - access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. WHERE YOU CAN ACCESS THE CIRCULAR On our website: stantec.com under Investors // Financial Information On SEDAR : sedar.com On EDGAR : sec.gov It is very important that you read the Circular carefully before voting your shares . Exhibit 99.1

VOTING Please note that you cannot vote by returning this Notice. Enclosed with this Notice, you will find a form of proxy or a voting instruction form that you can use to vote your shares of Stantec. You may vote your shares on the Internet, by phone or mail. Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods. REGISTERED SHAREHOLDERS: Computershare must receive your proxy form or you must have voted by Internet or telephone before 10:30 AM (MDT) on Tuesday, May 10, 2022. BENEFICIAL SHAREHOLDERS: Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before 10:30 AM (MDT) on Tuesday, May 10, 2022, in accordance with your intermediary’s instructions. If you vote by Internet or telephone, you must do so prior to 10:30 AM (MDT) on Tuesday, May 10, 2022. This year, to help keep our communities, shareholders, employees, and other stakeholders safe, we will hold a virtual - only meeting, which will be conducted via live audio webcast. Please see the attached Circular on how to participate at the meeting. HOW TO REQUEST A PAPER COPY OF THE CIRCULAR Upon request, Stantec will provide a paper copy of the Circular to any shareholder, free of charge, for a period of one year from the date the Circular is filed on SEDAR. Here is how you can request a paper copy: Before the Meeting If your request is made before the date of the meeting, the Circular will be sent to you within three business days of receipt of your request . To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10 : 30 AM (MDT) on Monday, May 2 , 2022 (this factors the three - business day period for processing requests as well as typical mailing times) . Registered Shareholders Call Computershare’s fulfillment service line at : 1 - 866 - 962 - 0498 (toll - free) . Please note that you will be asked to provide the control number indicated on your form of proxy . Beneficial Shareholders Call Broadridge’s fulfillment service line at 1 - 877 - 907 - 7643. Please note that you will be asked to provide the 16 - digit control number indicated on your voting instruction form. After the Meeting If the request is made on or after May 12, 2022, the Circular will be sent to you within ten calendar days of receiving your request. Call 1 - 844 - 916 - 0609 for a copy of the Circular. Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares. If you have any questions regarding this Notice, notice - and - access, or the meeting, please call  Computershare at 1 - 800 - 564 - 6253 (if you are a registered shareholder) or  Broadridge Investor Communication Solutions at 1 - 844 - 916 - 0609 (if you are a beneficial shareholder) By order of the board of directors, Paul J. D. Alpern Senior Vice President, Secretary and General Counsel March 22, 2022 Notice of Annual General Meeting and of Availability of Proxy Materials Stantec Inc.